FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 30, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Nova Pontocom Day

March 30, 2011

nova PONTOCOM

What company is this that...

... with less than R$ 30 million of capital investment grew by almost 10x in two years?

In 2008



R$ 290 mn
PONTOFRIO.com

In 2010



R$ 2,7 bn
PONTOFRIO.com
BAHIA
extra.com.br
eHub

Nice to meet you, we are...

nova
PONTOCOM

nova

PONTOCOM

The best distance between desire and its realization

Who we are

A **Brazilian** company **focused on e-commerce,** born from the association of the **two largest groups in the national retail**.

Grupo Pão de Açúcar

CASAS BAHIA DEDICAÇÃO TOTAL A VOCÊ

Corporate structure


Grupo Pão de Açúcar
Casas Bahia
53%[1]
47%[1]
43.9%
Globex
Executive Officers
50.1%
6%
nova PONTOCOM

[1] Not including Globex's minority shareholders.

Five business units

B2C

B2B

Our history

Milestones

nova PONTOCOM

08 | 2009 | 2010 | 2011

AUG SEP OCT NOV DEC | JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC | JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC | JAN FEB MAR APR MAY JUN



It all began in 2008

Some executives joined together to propose a deal to Globex...

Milestones


08
2009
2010
2011
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN

Segregation of PontoFrio.com from Ponto Frio operation.


PONTO FRIO
PONTOFRIO.com

Milestones



08
2009
2010
2011
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN

Beginning of the PontoFrio.com operation 100% apart from Ponto Frio.

Milestones


08
AUG SEP OCT NOV DEC
2009
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2010
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2011
JAN FEB MAR APR MAY JUN

Meanwhile, in the bricks and mortar world...

Beginning of Casas Bahia e-commerce

Milestones



08
2009
2010
2011
AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN

Meanwhile, in the bricks and mortar world...

GPA acquires Globex

GrupoPão de Açúcar

Milestones


08
2009
2010
2011
AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN

Meanwhile, in the bricks and mortar world...

GPA and Casas Bahia merge

Milestones



08
AUG SEP OCT NOV DEC
2009
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2010
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2011
JAN FEB MAR APR MAY JUN

Integration of Extra.com.br

Platform migration and start-up in three months



extra.com.br

Milestones



08
2009
2010
2011
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN

Integration of CasasBahia.com.br

Platform migration and start-up in one month



CASAS BAHIA

Milestones



08
2009
2010
2011
AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN

Integration of Ponto Frio Wholesale operation

Milestones


08
AUG SEP OCT NOV DEC
2009
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2010
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2011
JAN FEB MAR APR MAY JUN

Release of Nova Pontocom corporate brand

Milestones


08
2009
2010
2011
AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
JAN FEB MAR APR MAY JUN
BAHIA
extra.com.br
nova

And the history is just beginning...

E-commerce in Brazil

Brazilian market in expansion


E-consumers, Internet users and share of the total population
% of Internet users in the population
Million of Internet users
% of e-consumers among Internet users
Million of e-consumers
28%
34%
38%
45%
46%
50%
37
45
51
61
63
68
13%
15%
18%
21%
27%
34%
5
7
9
13
17
23
CAGR 34%
2005
2006
2007
2008
2009
2010
34%
32%
CHINA 2010
77%
68%
US 2010

Brazilian market in expansion



Brazilian e-commerce revenue in R$ billion
4
6
8
11
15
20 1
43%
30%
29%
40%
30%
2006
2007
2008
2009
2010
2011
AVERAGE GROWTH OF 34% PER YEAR
40% GROWTH FROM 2009 TO 2010

[1] E-bit forecast.

Brazilian market high potential

Penetration in retail



3.6
3.4
2.9
2.5
2.1
1.8
1.4
1.1
0.2
0.3
0.4
0.5
0.6
1
1.3
1.4
2001
2002
2003
2004
2005
2006
2007
2008

Source: US Census Bureau (e-stats of 5/27/2010); e-bit and IBGE

Brazilian e-commerce · US e-commerce

Average monthly online hours per visitor



Average: 24,80
Brazil 26.25
United Kingdom 25.00
France 24.00
Germany 23.88
Japan 23.67

Source: IBOPE Nielsen Online

Broadband

Penetration per 100 inhabitants



Brazil 5.80
Netherlands 38.10
Denmark 37.00
Canada 29.70
Mexico 8.40
United States 26.70

Source: IDG Now

The new middle class



AB Classes
C Class
DE Classes

Market Share

The company that had 4% of market share three years ago, now has 18% of the market



18%
4%
2007
2010
SECOND LARGEST GROUP
4X SHARE IN 2 YEARS

Nova Pontocom's X Ray

Nova Pontocom in figures



300 employees at the headquarters

1.200 at DCs, costumer service and Telesales

Nova Pontocom in figures



99 thd m² area at the Distribution Centers

100% OF THE INVENTORY IS INTEGRATED

57 thd m² in Cajamar – SP
17 thd m² in Aldeia – SP
11 thd m² in Barueri – SP
14 thd m² in Guarulhos – SP

Image: DC Barueri – SP.

Nova Pontocom in figures



Quantity of orders
Orders in the year
In million
3.58
1.09
3,3 x
2009
2010
Maximum number of orders in a single day
In thousand
35
12
3 x

In 2010, there were more than **3.5 mn** orders

Operating categories

CASAS BAHIA | extra.com.br | PONTOFRIO.com

More than **30 thousand** SKUs in **17** categories

Eletrodomésticos	Esporte e Lazer	Automotivo
Móveis	Ferramentas	Bebês
Saúde & Beleza	Portáteis	Brinquedos
Informática	Utilidades Domésticas	Livros & e-Books
Celulares e Telefones	Games	DVDs e Blu-Ray
Eletrônicos	Câmeras e Filmadoras	

Services

- Extended Warranty
- Tecnoponto / Extra Solutions
- Digital print

Great opportunity to diversify

CASAS BAHIA | extra.com.br | PONTOFRIO.com

More than **30 thousand** SKUs items in **17** categories

Informática

Eletrodomésticos

Eletrônicos

Celulares e Telefones

79% of sales[1]

Other categories

21% of sales[1]

Services

Extended Warranty

Tecnoponto / Extra Solutions

Digital print

[1] In 1Q11 – only B2C

B2B – The eHub business

eHub.com.br

eHub provides complete solutions for its customers to act in electronic commerce in a **fast**, **safe** and **competitive** way in all stages of the business chain

e-Plataforma	B2B2C	e-Planning	Full e-commerce
Staples (that was easy)	hp invent	Leader →	Leader
Itautec	AOC	Seleções	greenvana ECO STORE

B2B – The wholesale business

PONTO FRIO ATACADO

Figures

2010 revenue: R$ 534 mn
Average ticket: R$ 6,500.00
Volume of customers: 9,500
Profile: small retailers
Assortment: 500 SKUs
Sales by channel:
90% telesales / 10% presence

Customers by region



Northeast
34%
31%
Southeast
11%
12%
12%
Middle-West
North
South

Low capital employed

Customers for eHub

Strategic channel for the industry

Differentials

Competitive differentials

- Brands
- Business model
- Senior team
- Synergies
- Platform
- Real time management

Portfolio of strong and complementary brands

- Region
- Relevant categories
- Customer profile

Competitive differentials

- **Brands**
- Business model
- Senior team
- Synergies
- Platform
- Real time management



A
B
C
D
extra
PONTO FRIO
CASAS BAHIA
1% OF CUSTOMERS OVERLAP AMONG THE THREE BRANDS
SEGMENT WITH THE GREATEST POTENTIAL

Competitive differentials

nova PONTOCOM

- Brands
- **Business model**
- Senior team
- Synergies
- Platform
- Real time management

Focus on e-commerce + Intelligent synergies

	Bricks and mortar	E-commerce
Logistics	From a DC, a closed load to the stores	From a DC, an order delivered at the home of each customer
Marketing	Promotional and pricing mechanics with weekly timing. Mass model.	Promotional and pricing mechanics in real time. One by one model.
Commercial	Limited space in gondola	Theoretically infinite gondola
Technology	Support	Mandatory

Why a dedicated model?

The e-commerce dynamics is distinct and requires a distinct focus

Competitive differentials

- Brands
- **Business model**
- Senior team
- Synergies
- Platform
- Real time management

The only dedicated model with all the brands strongly established in the bricks and mortar world

	Shared model	Shared model
With bricks and mortar stores	Wal-Mart Carrefour Magazine Luiza Máquina de vendas	Nova Pontocom B2W (Americanas.com)
Without physical stores		B2W (Submarino e Shoptime) Comprafácil

Competitive differentials

- Brands
- Business model
- **Senior team**
- Synergies
- Platform
- Real time management

Senior team

- Average 10 year e-commerce experience
- Bonded team (common background)
- Enriched by young talent
- Includes executives with broad experience in the groups

Competitive differentials

nova PONTOCOM

- Brands
- Business model
- Senior team
- **Synergies**
- Platform
- Real time management

Synergies with the companies of the group

- Commercial conditions
- Financial conditions
- Back office
- Marketing leverage
- Multichannel

Competitive differentials

- Brands
- Business model
- Senior team
- Synergies
- **Platform**
- Real time management

Technological platform

E-PLATAFORMA

Modern
Proprietary system created two years ago in line with the new market needs.

By scale
Ex. Casas Bahia migration in 30 days.

Flexible
Capable of withstanding from the main brands to the eHub customers.

Competitive differentials

- Brands
- Business model
- Senior team
- Synergies
- Platform
- **Real time management**

Real time management of the business

Management tools and processes in place to enable the real time management of sales, profitability, for example:

- campaign management
- item management and inventory coverage
- pricing

Innovation

Mobile (m-commerce)


USA eCommerce % Share(1) of Total Retail Sales, CQ3:00-CQ4:12E
7%
6%
5%
4%
3%
2%
1%
0%
eCommerce as % of Total Retail Sales
eCommerce Penetration 4% in CQ2:10
Mobile eCommerce Penetration?
Q3:00 Q3:01 Q3:02 Q3:03 Q3:04 Q3:05 Q3:06 Q3:07 Q3:08 Q3:09 Q3:10 Q3:11 Q3:12
eCommerce Penetration
PONTOFRIO.COM

A new important channel arises

In the US market, the projection of the share of mobile sales in total retail is the same e-commerce through Internet had in 2000.

App Store

market

Social media (social-commerce)

nova PONTOCOM

The e-commerce is already social

Presence in social networks is crucial (US already register a 59% fall in the use of personal e-mails due to the intensification of the usage of social networks*)

Our sales volume in 2011 is already 50% higher than in 2010.

Innovation: Economizator, the first and only Facebook application where the customer generates its own discount.

Economizator

PontoFrio.com Facebook APP



* Source: comScore

Recent results

The success of 2010 integrations

nova PONTOCOM

51% more **visits***
16% more **conversion** in sales*
More than 70% growth in sales

PONTOFRIO.COM	extra.com.br	CASAS BAHIA
Informática	Eletrodomésticos	Celulares e Telefones
+241%**	+111%**	+930%**

* Only Pontofrio.com and Extra.com.br
** YoY growth of the three months following the integration.

Consistent sales growth

Gross Revenues (in R$ Mn)

Under Nova Pontocom management



2009
2010
70%
1087
640
74%
637
366
252%
51
14
Full year
May to December
Only December

Sales Growth

Gross Revenue - Annualized (comparable basis)



2.695
56%
1.731
534
213
833
1087
458
84
530
640
Δ E-commerce
71%
2009
2010

2010 REVENUE ~2,7 BILLION

MARKET GROWTH OF 40% IN THE PERIOD*

* Source: e-bit.

Improvement in operating profitability

Gross Profit (R$ Mn)



18.6%
19.2%
100
328
2009
2010

Operating Expenses (R$ Mn)*



17.6%
14.5%
95
248
2009
2010
Operational Expenses
% of Net Revenue

Gross margin has grown, despite VAT tax change ("Substituição Tributária")

- Better negotiations / beginning of the expansion of the assortment
- Still little synergy from groups commercial conditions

Expenses reduction of more than 3 pp. in 2010

- Strong fixed expenses dilution
- Greater variable expenses efficiency
- Synergies with the group

* Amounts without Stock Option non-cash expenses.

Increasing EBITDA and break-even in Net Income

nova PONTOCOM

(+) **Operating Result**

(+) **Working Capital**

(-) **Financial Expense**

(-) **Investment**

Cash generation

EBITDA (R$ Mn)*



4.7%
1.0%
80
5
2009
2010

Net income (R$ Mn)**



0,0%
0,2
-12
-2,3%
2009
2010

EBITDA has approached 5% in 2010 with gains in both margin and expenses

Operation in the break-even point of Net Income.

* Amounts without Stock Option non-cash expenses.

** Amounts without Stock Option non-cash expenses; 2009 pro-forma: adjusted amounts for the current deferral aaccounting practice.

Financed inventory in more than 20 days

(+) Operating Result

(+) **Working Capital**

(-) Financial Expense

(-) Investment

Cash generation

In normal conditions, our inventory is financed in more than 20 days (suppliers - inventory)


Integration
extra.com.br
Integration
BAHIA
PONTO FRIO ATACADO
28 d
28 d
19 d
23 d
13 d
20+ days already in the 1Q11
4Q09
1Q10
2Q10
3Q10
4Q10

* Calculation based on (Average balance of the quarter / CGS in the quarter) x 90

Financial expenses / Accounts receivable

(+) Operating Result

(+) Working Capital

(-) **Financial Expense**

(-) Investment

Cash generation

Accounts receivables



135
125
4Q09
4Q10

Accounts receivable – December, 31

R$ million

Accounts Receivable Conciliation	Dec 31, 2010
Gross Accounts Receivable	658
Receivables Discount	(621)
Accounts Receivable net of anticipations Position in balance	37

Cost of anticipation rationale



2010
Gross sales = Base 100
100
83%
83
96%
80
Receita Bruta
Venda com cartão
Antecipações
-3,7
(4,1% da RL)

Parcelamento médio (cartões): 9,6 parcelas

Interest with spread of ~ 110% over a CDI over a weighted CDI of 0.8 p.m.

ANTECIPATING 100% WOULD COST 4,6%

Optimized investment

(+) Operating Result
(+) Working Capital
(-) Financial Expense
(-) **Investment**
Cash generation



Capex (R$ million)
2.2%
1.5%
25
4
11
12
12
3
3
5
2009
2010
Technology
Infrastructure
Equipment
% of Net Revenue

Opportunities

Some opportunities

- **Brands**
- Assortment
- Multichannel
- New businesses and services
- Synergies
- Efficiency gains
- Scale gains
- Working Capital

Opportunity to better explore the differentiation of each positioning (sales mix, pricing, product exhibition, etc.)

Some opportunities

- Brands
- **Assortment**
- Multichannel
- New businesses and services
- Synergies
- Efficiency gains
- Scale gains
- Working Capital

Assortment expansion aiming increase of:

- Gross Margin
- Visitors frequency

"One stop shop"

Increase assortment's dept in key categories, i.e. furniture

Some opportunities

- Brands
- Assortment
- **Multichannel**
- New businesses and services
- Synergies
- Efficiency gains
- Scale gains
- Working Capital

Take advantage of group's capillarity (has more than 1,900 POS).

To be a complementary option to bricks-and-mortar stores, by using stands

Eight experimental stands with great results

Some opportunities

- Brands
- Assortment
- Multichannel
- **New businesses and services**
- Synergies
- Efficiency gains
- Scale gains
- Working Capital

Team exclusively focused on new businesses' evaluation.

Four main opportunities under analysis

Some opportunities

- Brands
- Assortment
- Multichannel
- New businesses and services
- **Synergies**
- Efficiency gains
- Scale gains
- Working Capital

Group's negotiation power

Marketing leverage along with bricks-and-mortar advertisement

Back-office expenses optimization

Group's financial offerings, i.e. FIDC with 107.75% CDI cost

From 2009 to 2010, FIC's share in PontoFrio.com and Extra.com has doubled, reaching 12.5%:

- Reduction of administration fee
- Results distribution

Some opportunities

- Brands
- Assortment
- Multichannel
- New businesses and services
- Synergies
- **Efficiency gains**
- Scale gains
- Working Capital

2-year company:

Logistic optimization

Processes review: reverse logistics, product return, refund, damaged products procedures and supplying

Increase operation's productivity: picking/packing and customer service

Some opportunities

- Brands
- Assortment
- Multichannel
- New businesses and services
- Synergies
- Efficiency gains
- **Scale gains**
- Working Capital

Fixed cost expenses dilution

Scale gains in variable expenses (freight tables, marketing, IT providers, etc.)

Some opportunities

- Brands
- Assortment
- Multichannel
- New businesses and services
- Synergies
- Efficiency gains
- Scale gains
- **Working Capital**

Less dependent on working capital

Reduce payment terms, through, for example:

- Addition of categories with lower average ticket
- Navigation flow that stimulates lower payment terms
- Selective strategy on granting payment conditions

Gradually offer payment terms with interest

The greatest opportunity

Be recognized as the best consumer experience in the market

Guidance

2010 Guidances' Feedback

Guidance	Achieved	
Free cash flow generation: - Growing EBITDA margin - Capex at low levels - Working capital efficiency	Consistent EBITDA growth, working capital under control and low capex	✓
Grow 50% above market	Growth of 71% in e-commerce (compared to market growth of 40%)	✓
2010 EBITDA margin in the same level as Globex	EBITDA of 4.7% (Globex 4.0%) [1]	✓
Casas Bahia and Wholesale operation integration in 2010.	100% integrated in Nov'2010	✓

[1] % of the net revenue

Guidances 2011

		Guidance
GROSS SALES Annual growth between 2011-13	B2C	Grow at least 30% to 50% above market (e-bit)
	Wholesale	Grow above inflation
EBITDA MARGIN	2011	Between 6.0% and 7.0%[1]
	2013	Between 8.0% and 10.0%[1]
WORKING CAPITAL	Inventory financing	Keep, at least, +20 days in inventory financing (suppliers - inventory)
	Receivables discount expense (100% of receivables)	Between 3.5% and 4.5%[1]
CAPEX		Up to 2.0%[2]

FOCUS ON CASH GENERATION

[1] % of net revenue
[2] % of net revenue; does not consider M&A transactions

Thank you

Investor Relations
Grupo Pão de Açúcar
www.gpari.com.br
gpa.ri@grupopaodeacucar.com.br